SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005 ——	FIRM/AFFILIATE OFFICES ——
DIRECT DIAL (202) 371-7180 DIRECT FAX (202) 661-9010 EMAIL ADDRESS Brian.Breheny@SKADDEN.COM	TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com August 20, 2013	BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON —— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina E. Chalk, Esq.

        Senior Special Counsel

        Office of Mergers and Acquisitions

                                     RE:        Administradora de Fondos de Pensiones Provida S.A. (“Provida”)

                                                   Schedule TO-T filed August 6, 2013

                                                   SEC File No. 5-87186

Dear Ms. Chalk:

On behalf of, and at the direction of, MetLife, Inc. (“MetLife”) and MetLife’s indirect wholly-owned subsidiary MetLife Chile Acquisition Co. S.A. (the “Purchaser” and, together with MetLife, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) as sent by you on August 13, 2013, relating to the Schedule TO-T (the “Schedule TO”) filed by the Filing Persons on August 6, 2013 (File No. 5-87186). To facilitate your review, we have included the Staff’s comments as sent by you on August 13, 2013 in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the U.S. Offer to Purchase filed as Exhibit (a)(1) thereto (the “U.S. Offer to Purchase”).

Schedule TO-T – Exhibit (a)(1)(i) – U.S. Offer to Purchase

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

Summary Term Sheet – Offer Extensions, page 3

1.	We note the disclosure here that the Offers may be extended for a minimum of five and a maximum of fifteen calendar days. We further note that if extended, you will increase the purchase price per common share by an amount equal to the product of (i) US $0.00120730434947117 and (ii) the number of days elapsed between the Expiration Date and the end of the offer extension period. In your response letter, with a view to possible additional disclosure, clarify whether you are seeking to rely on the exemption in Rule 14d-1(d)(vi). Specifically, tell us whether the extension refers to a subsequent offering period, whether you are paying interest on securities tendered during that period and if so, whether such payments are required under applicable foreign law. (The disclosure on page 23 of the offer document appears to indicate that the extension is something other than a subsequent offering period.) If the extension you reference is not pursuant to a subsequent offering period, tell us how the proposed increase in the offer price on a day-by-day basis during any extension of an initial offering period complies with Rule 14e-1(b).

We do not currently intend to extend the Offers. However, if we were to extend the offer period of the U.S. Offer, Purchaser would not be seeking to rely on the exemption in Rule 14d-1(d)(2)(vi). We expect that any extension of the U.S. Offer would be an extension of the initial offering period during which withdrawal rights would continue to apply.

Pursuant to the Transaction Agreement, if we were to extend the offer period of the U.S. Offer, the variable portion of the purchase price would result in an increase in the price per Common Share (including those in ADS form) by an amount equal to the product of (i) US $0.00120730434947117 and (ii) the number of days elapsed between the Expiration Date and the end of the offer extension period. Therefore, we would extend the U.S. Offer for at least ten business days from the date that notice of such increase is first published or sent or given to security holders in order to comply with Rule 14e-1(b).

We do not expect to provide a subsequent offering period under Rule 14d-11. Under the terms of the Transaction Agreement, the variable portion of the purchase price would not apply to a subsequent offering period.

In no event will we pay interest on the purchase price for Common Shares or ADSs pursuant to the Offers. There is no such requirement under applicable law.

We have amended the disclosure in the Summary section and in the section entitled “The U.S. Offer—Terms of the U.S. Offer” to clarify.

Overview, page 4

2.

It appears that US holders are not excluded from participating in the Chilean Offer if they hold in direct share form. Include a section noting this fact in the Summary section (as you do with respect to how ADS holders may participate in the Chilean Offer). Both sections should highlight

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

the possible risks to US holders of participating in the Chilean versus the US Offer (besides the risks associated with the time needed to convert shares from ADS form) including in the Summary section. See Rule 14d-1(d)(2)(ii).

We have added a new section entitled “I am a U.S. holder of Common Shares of Provida. Can I tender my Common Shares in the Chilean Offer?” in the Summary section in response to your comment. In addition, we have added disclosure regarding the possible risks to U.S. holders of participating in the Chilean Offer as compared to the U.S. Offer in the Summary section titled “Can I tender ADSs in the Chilean Offer?” in response to your comment.

3.	See our last comment above. Confirm in your response letter that Chilean law does not permit the exclusion of US holders from that offer. See Rule 14d-1(d)(2)(ii).

Chilean law requires that the Chilean Offer is open to all holders of Common Shares, wherever located. As a result, Chilean law does not permit the exclusion of U.S. holders of Common Shares from the Chilean Offer.

What are the principal differences between the U.S. Offer and the Chilean Offer?, page 8

4.	The disclosure in the third bullet point in this section appears to indicate that withdrawal rights in the Chilean Offer may extend beyond those afforded to US tendering holders. Is this the case? If so, how does this comply with the requirement to conduct the US Offer on terms “at least as favorable” as those provided to foreign holders? See Rule 14d-1(d)(2)(ii).

Withdrawal rights differ slightly as between the U.S. Offer and the Chilean Offer. Under the U.S. Offer, the right to withdraw is suspended upon the U.S. Offer’s expiration and such right terminates upon prompt payment for tendered Common Shares or ADSs. If payment is not prompt, the right to withdraw is reinstated. Under the Chilean Offer, the right to withdraw is suspended upon the Chilean Offer’s expiration and such right terminates if Purchaser publishes a notice of results of the Chilean Offer in accordance with Chilean law within three calendar days following the Chilean Offer’s expiration. If the notice of results is not published within such three calendar days, the right to withdraw is reinstated until the notice is actually published.

Purchaser currently expects to publish the notice of results of the Chilean Offer on or around the third calendar day following the expiration of the Chilean Offer (which is currently expected to occur simultaneously with the expiration of the U.S. Offer) and to promptly pay for tendered Common Shares and ADSs. Therefore, we expect that withdrawal rights will be available for substantially similar terms for the U.S. Offer as for the Chilean Offer.

Will the Offers be followed by a squeeze-out of minority holders of Common Shares and ADSs who have not tendered…?, page 14

5.	This section and the one before it discussing your intent to delist the ADSs and common shares after the Offers should be more prominently disclosed toward the forepart of the Summary section.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

We have moved these sections to page 7 in the Summary section in response to your comment.

Am I entitled to any appraisal rights or redemption rights in connection with the Offers?, page 14

6.	Throughout this section and throughout the offer materials, clarify whether US holders would have the same rights with respect to any second-step, post-Offer purchases or acquisitions or other redemption rights, whether at levels above or below 95% participation in the Offers. In particular, the Summary section should be revised to clarify whether the reference to rights afforded “certain holders” includes US holders who do not tender into the Offers.

In response to your comment, we have amended the disclosure in “Am I entitled to any appraisal rights or redemption rights in connection with the Offers?” in the Summary section and in the section entitled “The U.S. Offer—Possible Effects of the Offers on the Markets for Common Shares and ADSs—Limited Redemption Rights” to clarify the rights afforded to U.S. holders who do not tender into the Offers.

With respect to post-U.S. Offer purchases or acquisitions, to the extent required by applicable law, we will afford U.S. holders rights that are at least as favorable as those of foreign holders of Common Shares with respect to such transactions. We have amended the disclosure in the section titled “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement—Plans for Provida” accordingly.

7.	The disclosure here states that if and when you obtain 95% of the shares through the Offers or otherwise, you will inform shareholders through a notice published in a Chilean newspaper. How will you inform US holders? Will you place a comparable ad in a US newspaper? We may have further comments.

If or when Purchaser beneficially owns more than 95% of the Common Shares (including those in ADS form), we will inform all holders (including U.S. holders) in accordance with the methods required by Chilean law (i.e., a notice published in a newspaper in Chile). In addition, even if not required by applicable law, we expect that we will use efforts reasonably designed to provide notice to U.S. holders (e.g., issuing a press release and submitting a copy of the press release on a Current Report on Form 6-K with the SEC).

8.	You advise shareholders that they should promptly consult their Chilean counsel in the event of a voluntary deregistration of the target shares or the acquisition by Purchaser of more than 95% of the target shares; however, this is not a substitute for detailed disclosure in this offer document regarding the rights of shareholders in the Offers and thereafter. This is particularly important in the context of a cross-border offer such as this one. Please confirm your understanding.

The disclosure provided with respect to the voluntary deregistration of the target shares or the acquisition by Purchaser of more than 95% of the target shares reflects Purchaser’s understanding of the rights of shareholders in the Offers and thereafter. The recommendation that shareholders

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

promptly consult their Chilean counsel in the event of a voluntary deregistration of the target shares or the acquisition by Purchaser of more than 95% of the target shares is meant to advise shareholders to seek advice with respect to the particularities of their individual circumstances.

Terms of the Offer, page 24

9.	We note that the record and payment dates for the prelaunch excess cash distribution have not yet been set and that the offer consideration will not be adjusted as a result of the payment of the excess cash distribution. Disclose how you will notify shareholders during the Offers once these dates have been set.

Provida has disclosed on a Form 6-K that an extraordinary shareholders meeting of Provida will be held at 9:00 a.m. (Santiago time) on August 27, 2013 at which the Pre-launch Excess Cash Distribution will be considered. The Pre-launch Excess Cash Distribution is expected to be approved by the BBVA Parties who hold in the aggregate approximately 64.3% of the outstanding Common Shares (including Common Shares held in ADS form). The record date for the Pre-launch Excess Cash Distribution is expected to be August 29, 2013 and the payment date for the Pre-launch Excess Cash Distribution is expected to be September 4, 2013. We have updated the disclosure throughout the U.S. Offer to Purchase accordingly.

Extension of Tender Period and Amendments, page 32

10.	Refer to comment 1 above and the disclosure in the last sentence of the second paragraph in this section. Explain how the extensions requirements will apply to the contemplated payment of increased offer consideration upon the extension of the Offers. We may have further comments.

Please see our response to Staff Comment #1 above.

Price Range of Common Shares; Price Range of ADSs, page 39

11.	Where you set forth the offer price in the Summary section, include a comparison to recent trading prices, including the most recent trading price before announcement.

Please see the additional disclosure under “Overview” in the Summary section.

Limited Redemption Rights, page 40

12.	See our comments above. Clarify the reference to “certain holders of Common Shares” in the first paragraph of this section on page 40. Provide the same clarification as to the reference to “eligible remaining minority shareholders” at the top of page 41.

Please see our response to Staff Comment #6 above.

13.	Define or explain what is meant by a “high presence” as used here.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

In accordance with Chilean laws and regulations, securities are considered to have a “high presence” in the Chilean Exchanges if (i) such securities have been traded for a specified period of time or longer at a volume in excess of a certain threshold set by Chilean law (i.e., that in at least 45 of the 180 trading days immediately preceding any given measurement date, the daily trading volume in the Chilean Exchanges exceeded 1,000 Unidades de Fomento (approximately U.S. $45,150 at current exchange rates)) or (ii) the issuer has retained a market maker. We have added disclosure to this effect in the section entitled “The U.S. Offer—Possible Effects of the Offers on the Markets for Common Shares and ADSs—Limited Redemption Rights.”

14.	The fact that holders of ADSs may experience difficulty in participating in a Deregistration Vote or exercising redemption rights in connection with such a vote should be highlighted earlier in the disclosure document, including in the Summary.

Please see the additional disclosure in “Am I entitled to any appraisal rights or redemption rights in connection with the Offers?” in the Summary section in response to your comment.

15.	Refer to our comment above. Your obligation to fully and completely describe the rights of and risks to minority shareholders remaining after the Offers, and in particular US holders, may not be avoided by advising remaining holders to seek the advice of Chilean counsel. Please confirm your understanding.

The disclosure regarding the rights of and risks to minority shareholders remaining after the Offers in the U.S. Offer to Purchase reflects Purchaser’s understanding of such rights and risks. The recommendation that remaining holders of Common Shares and ADSs seek the advice of Chilean counsel is meant to advise shareholders to obtain advice with respect to the particularities of their individual circumstances.

16.	See our comment above with respect to notifying US shareholders of the fact that Purchaser has obtained 95% of the target shares, particularly if this occurs at some point after the Offers. Since US shareholders may as a logistical matter need additional time to exercise any redemption or other rights that may arise as a result of Purchaser reaching the 95% threshold, advise how you will inform US holders in a manner reasonably calculated to be effective and to enable them to exercise any rights available to them as minority shareholders.

Please see our response to Staff Comment #7 above.

Certain Projections, page 43

17.	It does not appear that the projections were prepared in accordance with U.S. GAAP. As a result, advise as to what consideration was given as to whether the projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments.

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

We do not believe that the additional disclosures required pursuant to Rule 100(a) of Regulation G apply to the disclosure of the financial information of Provida in the U.S. Offer to Purchase. As an initial matter, only two of the items—Contributions and Assets Under Management—included in the disclosed projected and budgeted financial information of Provida would likely be considered non-GAAP financial measures under the International Financial Reporting Standards, as issued by the International Accounting Standards Board, which Provida uses to prepare its consolidated financial statements. In addition, however, as you know Rule 100(a) only applies to disclosures of non-GAAP financial measures that are made by “a registrant, or person acting on its behalf.” The disclosed projected and budgeted financial information of Provida was included in the U.S. Offer to Purchase because it was made available by BBVA to MetLife. MetLife is not acting on behalf of Provida in making these disclosures. In addition, MetLife lacks sufficient data to produce accurate disclosures that would be required pursuant to Regulation G with respect to Provida’s financial information. As MetLife did not prepare those projections and any attempt to obtain the necessary information to prepare such disclosures would involve unreasonable efforts, which is not required by Regulation G, we do not believe MetLife is obligated to comply with Rule 100(a).

Summary of the Transaction Agreement – Pre-Closing Dividends, page 55

18.	If dividends will be paid while the Offers are pending and the purchase price in the Offers will be adjusted accordingly, the Offers may need to be extended, depending on the timing of payment. Please revise to clarify.

The Transaction Agreement prohibits the payment of dividends while the Offers are pending, except for the Pre-launch Excess Cash Distribution and the October 2013 interim dividend, if applicable. In no event will such dividends result in any adjustment to the purchase price in the Offers. We have added clarifying disclosure to this effect in the section entitled “The U.S. Offer—Purpose of the Offers; Plans for Provida; Summary of the Transaction Agreement—Summary of the Transaction Agreement.”

Miscellaneous, page 60

19.	You state that the offer is not being made to, nor will tenders be accepted from, holders of shares or ADSs residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

We are not aware of any jurisdiction where the making of the U.S. Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute prohibiting the making of the U.S. Offer or the acceptance of the Common Shares or ADSs, we will make a good faith effort to comply with that statute or seek to have such statute declared inapplicable to the U.S. Offer. If, after a good faith effort, we cannot comply with the statute, we will not make the U.S. Offer to, nor will we accept tenders from or on behalf of, the holders of Common Shares or ADSs in that jurisdiction. In any jurisdiction where the securities,

Christina E. Chalk, Esq.

United States Securities and Exchange Commission

August 20, 2013

blue sky or other laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

*        *        *

Each of the Filing Persons acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (202) 371-7180, Paola Lozano at (212) 735-2545 or Sven Mickisch at (212) 735-3554.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

Enclosures

cc:	Paola Lozano, Esq.

Sven Mickisch, Esq.